QuickLinks -- Click here to rapidly navigate through this document

ISSUER FREE WRITING PROSPECTUS SUPPLEMENTING
THE PRELIMINARY PROSPECTUS DATED JUNE 11, 2007

Filed pursuant to Rule 433
Registration Number: 333-143634

Molson Coors Brewing Company
2.5% Convertible Senior Notes due 2013

Issuer:	Molson Coors Brewing Company (NYSE: TAP)
Issue:	2.5% Convertible Senior Notes due 2013
Maturity:	July 30, 2013
Aggregate Principal Amount:	$500,000,000 ($575,000,000 if the underwriters exercise their overallotment option in full)
Annual Interest Rate:	2.5% per annum
Interest Payment Dates:	January 30 and July 30 of each year
Conversion Premium:	25.0%
Conversion Price:	$109.51 per share of Class B common stock
Conversion Rate:	Approximately 9.1316 shares of Class B common stock per $1,000 aggregate principal amount of notes
Closing Price of the Class B Common Stock on the NYSE:	$87.61 on June 11, 2007
Public Offering Price:	100% per note ($500,000,000 total)
Underwriting Discount:	1.625% per note ($8,125,000 total)
Proceeds (before expenses):	98.375% per note ($491,875,000 total)
CUSIP:	60871R AA8
ISIN:	US60871RAA86
Puts and Calls:	None
Ranking:	The notes and the guarantees will be the company's and the subsidiary guarantors' respective senior unsecured obligations.
Fundamental Change:
If a fundamental change (as defined in the preliminary prospectus dated June 11, 2007 (the "Preliminary Prospectus")) occurs prior to the maturity of the notes, holders may require the company to repurchase for cash all or part of their notes at a price equal to the principal amount of the notes being repurchased, plus accrued and unpaid interest.

Use of Proceeds:
Assuming no exercise of the underwriters' over-allotment option, the company intends to use approximately $43 million of the net proceeds of the offering to pay the net cost of the convertible note hedge and warrant transactions, approximately $398 million of the net proceeds to fund a portion of the cost to the company's subsidiary, Coors Brewing Company ("CBC"), of CBC's tender offer (the "Tender Offer") for up to $450 million aggregate principal amount of its 6?% Senior Notes due 2012 and approximately $50 million of the net proceeds to fund a voluntary pension contribution.

If the underwriters exercise their over-allotment option in full, the company intends to use approximately $7 million of the resulting net proceeds to pay the net cost of increasing the size of the convertible note hedge and warrant transactions and approximately $67 million of the resulting net proceeds to fund the Tender Offer.
Joint Bookrunners:	Deutsche Bank Securities; Citi
Co-Managers:	BMO Capital Markets, JPMorgan, Morgan Stanley, Wachovia Securities
Conversion Rate Adjustment Upon a Qualifying Fundamental Change:
If a "qualifying fundamental change" (as defined in the Preliminary Prospectus) occurs at any time prior to maturity, additional shares will be added to the conversion rate applicable to notes converted in connection with that qualifying fundamental change. The following table sets forth the increase in the conversion rate, expressed as a number of additional shares to be added per $1,000 principal amount of notes:
	Stock Price
Effective Date
	$87.61	$88	$89	$90	$95	$100	$105	$110	$115	$120	$125	$150	$175	$200	$300
June 15, 2007	2.28	2.26	2.19	2.12	1.83	1.58	1.37	1.19	1.03	0.89	0.77	0.37	0.16	0.06	0.00
July 30, 2008	2.28	2.28	2.21	2.14	1.83	1.57	1.35	1.16	1.00	0.86	0.74	0.34	0.14	0.04	0.00
July 30, 2009	2.28	2.28	2.22	2.14	1.82	1.55	1.32	1.12	0.96	0.81	0.69	0.30	0.12	0.03	0.00
July 30, 2010	2.28	2.28	2.20	2.12	1.78	1.49	1.25	1.05	0.88	0.74	0.62	0.24	0.08	0.01	0.00
July 30, 2011	2.28	2.25	2.16	2.08	1.70	1.40	1.14	0.93	0.76	0.62	0.50	0.17	0.04	0.00	0.00
July 30, 2012	2.21	2.17	2.08	1.98	1.56	1.21	0.94	0.72	0.55	0.41	0.31	0.06	0.00	0.00	0.00
July 30, 2013	2.28	2.23	2.10	1.98	1.39	0.87	0.39	0.03	0.00	0.00	0.00	0.00	0.00	0.00	0.00
No increase in the conversion rate will be made if the stock price is in excess of $300 per share or less than $87.61 per share. In addition, in no event may the additional shares that are added increase the conversion rate to greater than 11.4116 shares per $1,000 principal amount of notes. The share amounts referenced in this section are subject to adjustment in the same manner as the conversion price for the notes.
Call and Warrant:	The purchased call options and sold warrants will each cover, subject to customary anti-dilution adjustments, approximately 4.6 million shares of Class B common stock.

Ratio of Earnings to Fixed Charges:
The following ratios of earnings to fixed charges should be read in conjunction with the company's consolidated financial statements and related notes for the relevant periods and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections included in the company's periodic reports that are incorporated by reference in the Preliminary Prospectus.
The numbers presented on a pro forma basis in the table below have been adjusted to give effect to the following as if they had occurred as of the beginning of the periods presented:
• the issuance of $398 million aggregate principal amount of the notes and application of the resulting net proceeds to payment of a portion of the expenses of the Tender Offer; and
• the retirement of $380 million aggregate principal amount of the CBC notes.

The numbers presented on a pro forma basis below have not been adjusted to give effect to issuance of the other $102 million aggregate principal amount of the notes being issued in this offering, other uses of the proceeds of the offering, or the full effect of the Tender Offer. ]The actual cost to the Company of any CBC notes acquired in the Tender Offer is not yet known and will depend upon factors described in footnote (2) under "Capitalization" in the Preliminary Prospectus.
	Thirteen Weeks Ended		Fiscal Year Ended
	April 1, 2007 (proforma)(1)	April 1, 2007	December 31, 2006 (proforma)(1)	December 31, 2006	December 25, 2005	December 26, 2004(2)	December 28, 2003(2)	December 29, 2002(2)
	(In thousands, except ratios)
Income from continuing operations before income taxes and minority interests	$31,912	$28,353	$486,560	$472,050	$295,201	$308,182	$253,818	$256,600
Plus:
Amortization of capitalized interest	1,041	1,053	4,071	4,203	3,499	3,536	3,223	2,872
Distributions from unconsolidated affiliates	—	—	10,164	10,164	8,612	72,754	70,900	66,616
Less:
Equity in net income of unconsolidated affiliates	(2,603)	(2,603)	(8,026)	(8,026)	(37)	(59,653)	(65,542)	(54,958)
Capitalized interest	(3,986)	(4,707)	(11,752)	(13,723)	(6,495)	(1,900)	(2,992)	(4,512)

	$26,364	$22,096	$481,017	$464,668	$300,780	$322,919	$259,407	$266,978

Fixed Charges:
Interest expense, net of capitalized interest	$27,798	$31,357	$128,560	$143,070	$131,106	$72,441	$81,195	$70,919
Capitalized interest	3,986	4,707	11,752	13,723	6,495	1,900	2,992	4,152
Portion of rentals representative of interest factor(3)	5,754	5,754	23,325	23,325	20,048	10,098	4,800	7,500

	$37,538	$41,818	$163,637	$180,118	$157,649	$84,439	$88,987	$82,751

Earnings and fixed charges	$63,902	$63,914	$644,654	$644,786	$458,429	$407,358	$348,394	$349,549

Ratio of earnings to fixed charges	1.7	1.5	3.9	3.6	2.9	4.8	3.9	4.2

(1)
Assumes issuance of the notes in this offering as of the beginning of the periods presented.

(2)
Ratios prior to the merger on February 9, 2005.

(3)
The portion of rent expense representing interest is estimated to be 33% of the rent expense for purposes of calculating the ratio of earnings to fixed charges.

Supplemental Pro Forma Financial Information:	The numbers presented on a pro forma basis in the table below have been adjusted to give effect to the following (on an after tax basis) as if they had occurred as of the beginning of the periods presented:
	•	the issuance of the notes;
	•	application of the net proceeds of the offering as described under "Use of Proceeds"; and
	•	consummation of the Tender Offer (assuming it is fully subscribed).

The pro forma amounts below exclude an anticipated nonrecurring loss resulting from the aggregate purchase price of the CBC notes in the Tender Offer exceeding their principal amount, which will be reported as a component of interest expense in the period it is incurred, which is expected to be the current fiscal quarter unless the timing for the Tender Offer is extended. The Company currently anticipates that this loss will be approximately $17 million; however, the actual cost to the company of any CBC notes that it acquires in the Tender Offer (and thus the actual amount of this loss) is not yet known. See footnote (2) under "Capitalization" in the Preliminary Prospectus.
	Thirteen weeks ended April 1, 2007		Fiscal Year Ended December 31, 2006
	Pro Forma	Actual	Pro Forma	Actual
	(in thousands, except per share amounts)
Interest expense, net	$23,416	$26,318	$114,792	$126,781
Income from continuing operations before income taxes and minority interests	$32,349	$28,353	$488,414	$472,050
Net income	$7,654	$4,407	$374,538	$361,031
Basic net income per share	$0.09	$0.05	$4.35	$4.19
Diluted net income per share	$0.09	$0.05	$4.32	$4.17
	As of April 1, 2007
	Pro forma	Actual
	(in thousands)
Short-term borrowings and current portion of long term debt	$85,794	$85,794
Long-term debt	$2,190,761	$2,139,835
Capitalization:	The following table sets forth the company's cash, cash equivalents, investments in marketable securities and capitalization as of April 1, 2007 (1) on an actual basis; and (2) as adjusted to give effect to the sale of the notes pursuant to this offering, application of the net proceeds of this offering, after deducting the underwriters' discounts and commissions and estimated offering expenses payable by the company, as described under "Use of Proceeds" in the Preliminary Prospectus and the consummation of the Tender Offer (assuming it is fully subscribed).

This table should be read in conjunction with "Use of Proceeds" and "Summary Historical Consolidated Financial Data" in the Preliminary Prospectus and the company's consolidated financial statements and related notes incorporated by reference in the Preliminary Prospectus.
	As of April 1, 2007
	Actual	As adjusted
	(in thousands)
Cash and cash equivalents and investments in marketable securities	$119,364	$49,364	(1)

Short-term borrowings and current portion of long-term debt:
Short-term borrowings	25,576	25,576
Senior Credit Facility	56,210	56,210
Current portion of Other Notes Payable	4,008	4,008

Total short-term borrowings and current portion of long-term debt	85,794	85,794

Long-term debt:
6 3/8% Senior Notes due 2012	848,714	399,640
Commercial Paper	—	—
Senior Credit Facility	—	—
4.85% Senior Notes due 2010	300,000	300,000
5.00% Senior Notes due 2015(2)	778,246	778,246
2.5% Senior Convertible Notes due 2013 offered hereby	—	500,000

Other Notes Payable	212,875	212,875

Total long-term debt	2,139,835	2,190,761

Stockholders' equity:
Capital stock:
Preferred stock, non-voting, no par value (authorized: 25,000,000 shares; none issued)	—	—
Class A common stock, voting, $0.01 par value (authorized: 500,000,000 shares; issued and outstanding: 1,337,386 shares)	13	13
Class B common stock, non-voting, $0,01 par value (authorized: 500,000,000 shares; issued and outstanding: 70,364,218 shares)	704	704
Class A exchangeable shares (issued and outstanding: 1,657,112 shares)	124,698	124,698
Class B exchangeable shares (issued and outstanding: 15,930,914 shares)	1,198,805	1,198,805

Total capital stock	1,324,220	1,324,220
Paid-in capital	2,669,628	2,661,851
Retained earnings	1,544,014	1,544,014
Accumulated other comprehensive income	383,440	383,440

Total stockholders' equity	5,921,302	5,913,525

Total capitalization	$8,146,931	$8,190,080

(1)
Adjustments to this item reflect the company's current estimate of the total payments the company will be required to make in the Tender Offer, assuming that it is fully subscribed. The Tender Offer is currently pending and it is not yet known what principal amount of the CBC notes will be tendered or whether the Tender Offer will be successfully completed. In addition, the actual cost of the Tender Offer, if it is successful, is not known at this time because it depends on the amount of CBC notes tendered, whether the current timing for the Tender Offer changes and the yield borne by the reference US Treasury security used in the pricing of the Tender Offer at the time the price for the Tender Offer is fixed. In particular, the cost of the CBC tender will increase if the yield of the reference US Treasury security declines and decrease if that yield increases. The cost of the Tender Offer has been estimated on the basis of assumptions that (1) the full amount tendered for in the Tender Offer will be tendered, (2) the timing for the Tender Offer will not change and (3) the reference security used in pricing the Tender Offer will bear the same yield on the date the price for the Tender Offer is fixed as it bore on June 8, 2007. These assumptions are made for illustrative purposes only and actual conditions will likely differ from these assumptions.

(2)
Converted from Canadian dollars to USD at an exchange rate of CAD 1.154 per USD 1.00.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus at your request. You may request the prospectus by calling Deutsche Bank Securities toll free at 1-800-503-4611 or by calling Citi toll free at 1-800-831-9146.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED (OTHER THAN ANY STATEMENT RELATING TO THE IDENTITY OF THE LEGAL ENTITY AUTHORIZING OR SENDING THIS COMMUNICATION IN A NON-US JURISDICTION). SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

QuickLinks

Molson Coors Brewing Company 2.5% Convertible Senior Notes due 2013